CONSENT OF PHIL BREMNER

The undersigned hereby consents to the inclusion of information related to the mineral properties of Kirkland Lake Gold Ltd. (the “Company”) included in or incorporated by reference into the Registration Statement on Form 40-F (the “Form 40-F”) being filed by the Company with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)

the technical report entitled “Report on the Mineral Resources and Mineral Reserves of the Union Reefs Gold Project in the Northern Territory, Australia dated effective December 31, 2012 (the “Union Reefs Report”),”

(b)

the technical report entitled “Report on the Mineral Resources and Mineral Reserves of the Maud Creek Gold Project in the Northern Territory, Australia” dated July 2013 (the “Maud Creek 2013 Report”),”

(c)	the disclosure related to the Union Reefs Report and the Maud Creek 2013 Report in the Annual Information Form of the Company dated March 21, 2016,
(d)	the disclosure related to the Union Reefs Report and the Maud Creek 2013 Report in the News Release of the Company dated March 21, 2016, and
(e)	the disclosure related to the Union Reefs Report and the Maud Creek 2013 Report in the Material Change Report of the Company dated March 21, 2016 (collectively, the “Exhibits”).

The undersigned further consents to the reference of the undersigned’s name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ Phil Bremner
Name: Phil Bremner, FAusIMM
Title: Principal Mining Consultant,
MiningOne Pty Ltd

Date: August 4, 2017